AMENDED AND RESTATED OPERATING EXPENSES AGREEMENT

THIS OPERATING EXPENSES AGREEMENT (the “Agreement”) is effective as of the 24th day of January, 2023, by and between SPIRIT OF AMERICA INVESTMENT FUnd, INC., a Maryland corporation (hereinafter called the “Company”), on behalf of certain series of the Company (each a “Fund”), as may be amended from time to time, and SPIRIT OF AMERICA MANAGEMENT CORP., a corporation organized and existing under the laws of the State of New York (hereinafter called the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Company and the Advisor, dated December 16, 1997 (the “Investment Advisory Agreement”); and

WHEREAS, the Company is responsible for, and has assumed the obligation for, payment of certain expenses of each Fund pursuant to Subparagraphs 2 and 3 of the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit certain Fund’s respective Operating Expenses

(as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company desires to allow the Advisor to implement those limits;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.                  Limit on Operating Expenses. The Advisor hereby agrees to limit certain Fund’s Operating Expenses to the respective annual rate of total Operating Expenses specified for each such Fund listed in Appendix A of this Agreement.

2.                  Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Advisor’s investment advisory or management fee under Paragraph 3 of the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation.

3.                  Reimbursement of Fees and Expenses. The Advisor, under Subparagraph 3 of the Investment Advisory Agreement, retains its right to receive reimbursement of reductions of its investment management fee and Operating Expenses paid by it that are not its responsibility under Paragraph 2 of the Investment Advisory Agreement.

4.       Term. This Agreement shall become effective on the date specified herein and shall remain in effect for a period of one (1) year, unless sooner terminated as provided in Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved for the Company at least annually by the Board of Directors of the Company (and separately by the disinterested Directors of the Company).

5.       Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of the Company, upon sixty (60) days’ written notice to the Advisor. The Advisor may decline to renew this Agreement by written notice to the Company at least thirty (30) days before its annual expiration date.

6.       Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SPIRIT OF AMERICA INVESTMENT	SPIRIT OF AMERICA
FUND, INC.	MANAGEMENT CORP.

By: /s/ David Lerner	By: /s/ Joseph Pickard

Title: President	Title: Chief Compliance Officer

Appendix A

This Amended Appendix A, dated as of January 24, 2023, restates Exhibit A to the Operating Expense Agreement dated January 24, 2023, between Spirit of America Investment Fund, Inc. and Spirit of America Management Corp. This Amended Appendix A of the Agreement will remain in effect until May 1, 2024, and may be renewed by the Board of Directors annually thereafter.

Fund	Operating Expense Limit
Spirit of America Municipal Tax Free Bond Fund, Class A Shares	0.90%
Spirit of America Municipal Tax Free Bond Fund, Class C Shares	1.75%
Spirit of America Municipal Tax Free Bond Fund, Institutional Shares	0.75%
Spirit of America Income Fund, Class A Shares	1.10%
Spirit of America Income Fund, Class C Shares	1.85%
Spirit of America Income Fund, Institutional Shares	0.85%
Spirit of America Income & Opportunity Fund, Class A Shares*	1.25%
Spirit of America Income & Opportunity Fund, Class C Shares*	2.00%
Spirit of America Income & Opportunity Fund, Institutional Shares*	1.00%
Spirit of America Utilities Fund, Class A Shares	1.53%
Spirit of America Utilities Fund, Class C Shares	2.28%
Spirit of America Utilities Fund, Institutional Shares	1.28%

*Anticipated liquidation of the Spirit of America Income & Opportunity Fund on or about March 3, 2023, at which time the stated operating expense limit will no longer be applicable.